March 4, 2016

BY EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Atkore International Group Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Atkore International Group Inc. (the “Registrant”), we are transmitting for filing in electronic format under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, a Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed initial public offering of the Registrant’s common stock, par value $0.01 per share.

A wire transfer in the amount of $10,070 in payment of the filing fee for the Registration Statement has been transmitted to the lockbox account of the U.S. Securities and Exchange Commission (the “Commission”) at U.S. Bank, N.A., St. Louis, Missouri in accordance with Rule 111 under the Securities Act and Rule 202.3a under the U.S. Securities and Exchange Commission’s Informal and Other Procedures.

In addition, please be advised that on October 10, 2013, Atkore International Holdings Inc., a wholly-owned subsidiary of the Registrant, submitted a letter (the “October 2013 Letter”) to the Commission requesting a waiver of inclusion of the audited financial statements required under Regulation S-X Rule 3-05 related to the 2013 acquisition of certain assets of Liberty Plastics, LLC (“Liberty”). The Commission granted the waiver request by letter, dated October 17, 2013 (the “October 2013 Waiver”) on the basis of the facts described in the October 2013 Letter.

On behalf of the Company, we kindly request that the October 2013 Waiver be extended to the Registrant in connection with the filing of the Registration Statement for the reasons described in the October 2013 Letter. For your reference, copies of the October 2013 Letter and the October 2013 Waiver are attached hereto.

Please contact the undersigned via e-mail at pmrodel@debevoise.com or by phone at (212) 909-6478, if you have any questions regarding this request or the Registration Statement.

Respectfully yours,

/s/ Paul M. Rodel

Paul M. Rodel

Attachments

16100 S. Lathrop Ave.
Harvey, IL 60426
WEB / atkore.com

A
atkore
INTERNATIONAL
Date: October 10, 2013
Mr. Mark Kronforst
Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Re: Application of Rule 3-05 of Regulation S-X for the acquisition of a business Dear Mr. Kronforst:
The purpose of this letter is to request a waiver of audited financial statements under Regulation S-X Rule 3-05 (“Rule 3-05”) for Atkore International Holdings Inc. (the “Company” or “Atkore”), File No. 333-174689 related to the recent acquisition of certain assets of Liberty Plastics, LLC (referred to herein as “Liberty”).
Background
Atkore is a global manufacturer of galvanized steel tubes and pipes, electrical conduit, armored wire and cable, metal framing systems and building components, serving a wide range of construction, electrical, fire and security, mechanical and automotive applications.
On September 13, 2013, Atkore Plastic Pipe Corporation (“Atkore Plastic Pipe”), a wholly-owned subsidiary of the Company, entered into two separate Asset Purchase Agreements (the “Agreements”) and completed the acquisitions contemplated by each agreement on September 17, 2013 as follows:
Atkore Plastic Pipe acquired substantially all of the assets and assumed certain liabilities of Heritage Plastics, Inc., Heritage Plastics Central, Inc. and Heritage Plastics West, Inc., each of which were determined to be under common ownership (collectively referred to herein as “Heritage”). Heritage is engaged in the business of manufacturing and selling polyvinyl chloride (“PVC”) pipe. The aggregate purchase price was approximately $98 million, paid in cash at the closing. During the year ended December 31, 2012, Heritage reported net sales, income before income tax and assets of $86 million, $7 million, and $51 million, respectively.

atkore
INTERNATIONAL

16100 S. Lathrop Ave.
Harvey, IL 60426

WEB / atkore.com

- Separately, Atkore Plastic Pipe acquired certain fixed assets, consisting of property, plant and equipment, and inventory of Liberty. Liberty also is engaged in the business of manufacturing and selling polyvinyl chloride ("PVC") pipe. The aggregate purchase price was approximately $3.5 million, paid in cash at the closing. During the year ended December 31, 2012, Liberty reported net sales, income before income tax and assets of $9 million, $0.01 million, and $5 million, respectively.

Analysis under Rule 3-05 of Regulation S-X

To determine whether Heritage is significant, Rule 3-05 of Regulation S-X requires an analysis of the significance of Heritage using Rule 1-02(w). We understand that Rule 1-02(w) provides three tests for determining the level of significance of an acquired business: (1) the asset test, (2) the investment test, and (3) the income test. As set forth in Schedule A, the asset, investment and income tests for Heritage on a stand-alone basis result in significance percentages of approximately 3.8% and 7.4%, and 57.1%, respectively.

As set forth in Schedule B, the asset, investment and income tests for Liberty on a stand-alone basis result in significance percentages of approximately 0.4% and 0.3%, and 0.1%, respectively.

Under Rule 3-05 of Regulation S-X, the Company determined that Heritage is considered significant based on the income test under Rule 3-05 of Regulation S-X requiring the filing of historical audited financial statements and determined that Liberty is not considered significant on a stand-alone basis. It was also determined that under Rule 3-05 of Regulation S-X, Liberty and Heritage are related businesses since they had common management immediately before their acquisition by Atkore. As the businesses are related, and Heritage is already considered significant under Rule 3-05 of Regulation S-X, the businesses together would be significant in the aggregate requiring the filing of historical audited financial statements of both Heritage and Liberty.

If Liberty and Heritage are aggregated together for the purpose of the significance test in Rule 1-02W), the asset, investment and income tests result in significance percentages of approximately 4.2% and 7.7%, and 57.2%, respectively, as set forth in Schedule C.

On September 16 and 18, 2013, the Company filed current reports on Form 8-K under Item 1.01 and Item 2.01, respectively, with respect to the Heritage acquisition. Historical financial statements for Heritage were not included with Form 8-K filed on September 18, 2013. Under Item 9.01(a)(4) of Form 8-K, financial statements of the business acquired must be filed with the initial report, or by amendment no later than 71 calendar days after the date the initial report on Form 8-K was required to be filed. Accordingly, an amendment to the Company's Form 8-K to include such financial statements would be due by December 3, 2013.

On September 18, 2013, the Company filed current report on Form 8-K under Item 1.01 and Item 2.01, respectively, with respect to the acquisition of certain assets of Liberty. Historical financial statements for Liberty were not included with this Form 8-K. Under Item 9.01 of Form 8-K, financial statements of the business acquired, if any, must be filed with the initial report, or by amendment no later than 71 calendar days after the date the initial report on Form 8-K was required to be filed. Accordingly, an amendment to the Company's Form 8-K to include such financial allied Columbia-MBF AFC KAF-TECH POWER-STRUT UNISTRUT cope ACROBA UNISTRUT Construction

16100 S. Lathrop Ave.
Harvey, IL 60426
WEB / atkore.com
A
atkore
INTERNATIONAL
statements would be due by December 3, 2013, if such financial statements are required for Liberty.
Request for Relief
Based on the results above and the requirements of Rule 3-05 as it pertains to related businesses, the income test would indicate that audited financial statements of both Heritage and Liberty would be required for three years. The company believes that full audited financial statements for Liberty are not meaningful to investors due to the following reasons:
The results of the asset, investment and income tests for Liberty on a stand-alone basis indicate very low levels of significance (less than 0.5%).
From a qualitative perspective, we are not overly emphasizing this acquisition in our external communications to investors, analysts, etc. We have not disclosed the Liberty acquisition in a press release or any other external communication, other than what is required to be filed. Therefore, in our communications we clearly do not treat the acquisition as if it were significant.
Liberty currently operates under the Company’s Global Pipe, Tube, and Conduit segment (“GPTC”). For fiscal year 2012, GPTC had net sales and operating income of $1,092 million and $24 million, respectively. GPTC total assets as of September 28, 2012 were $799 million. In comparison, Liberty had net sales, operating income and total assets of $10 million, $0.05 million, and $5 million, respectively. Each financial metric of Liberty is below 1% of GPTC. Therefore, Liberty is not significant to the Company’s GPTC segment results, on a stand-alone basis.
Although Rule 3-05 contemplates an investment, asset and income test, we have also considered other metrics in order to assess the significance of Liberty. As noted further below, these other metrics produce a result that is consistent with the results of the asset and investment tests of significance and further demonstrates the insignificance of Liberty.
Other Factors Considered
We understand the staff does not accept alternative significance tests as described in Section 2020.1 of the Division of Corporation Finance’s Financial Reporting Manual. While the Company understands that Rule 3-05 requires an income test, the company also evaluated the income statement significance using the following additional financial and non-financial factors as shown in the attached Schedule D:
The Company acquired Liberty as it was considered to be a related business to Heritage. As of December 31, 2012, Liberty represents only 0.2% of the aggregation of both Heritage and Liberty’s income before income tax. Heritage is clearly the larger of the two entities across all tests shown in Schedule D. Under Rule 3-05 (Schedule A), Heritage does trip the income test requiring the

16100 S. Lathrop Ave.
Harvey, IL 60426
WEB / atkore.com

A
WEB / atkore.comatkore
INTERNATIONAL
Company to file 3 years of audited financial statements. The Company plans to file all 3 years of audited financials for Heritage.
The Company is a debt registrant and our investors consider alternative measures to U.S. Generally Accepted Accounting Principles (“GAAP”) useful. Our investors utilize the measure of Adjusted Earnings before Interest, Taxes, Depreciation and Amortization1 (“Adjusted EBITDA”) as a key metric and a contractual measure under the debt agreement with the Credit Facility in measuring our ability to meet our debt service obligations and to comply with the fixed-charge coverage ratio covenant (if and when applicable) under the Credit Facility. As set forth in Schedule D, Atkore’s Adjusted EBITDA for the fiscal year 2012 was $ 119 million. In comparison, Liberty’s full year ending December 31, 2012 EBITDA was $0.01 million, which was 0.1% of Atkore’s Adjusted EBITDA for the fiscal year 2012. Atkore’s adjustments to EBITDA are not applicable to Liberty. As such, Liberty’s EBITDA is comparative to Atkore’s Adjusted EBITDA.
Atkore has 3,000 employees and 20 manufacturing and 17 distribution facilities which total approximately 5 million square feet worldwide. In comparison, Liberty employs approximately 40 people. Nearly all the Liberty employees work in an approximately 87,000 square foot manufacturing facility in Louisville, Kentucky.
Each of the Liberty other metrics presented above is below or at 1.6% of Atkore. Therefore, we believe that Liberty is not significant to the overall operations of Atkore and not significant to investors’ understanding of the Company’s financial statements.
Considering the Rule 3-05 tests and other financial metrics discussed above, the Company believes that (a) full audited financial statements and unaudited interim financial statements of Liberty would not provide meaningful information to an investor due to the insignificance of the results of operations relative to that of the Company, (b) Liberty has been only in existence since January of 2012 and (c) that if required to do so, the Company would incur significant cost and burden in order to prepare such financial statements as Liberty has not historically been audited, and full Regulation S-X compliant financial statements with notes are not available.
Planned Future Disclosure
In the audited financial statements of Atkore for the 2013 fiscal year, we will include disclosures required by Article 10-01(b) (4) and ASC 805, Business Combinations, with regards to the Liberty acquisition.
1 Adjusted EBITDA is defined as EBITDA adjusted to exclude non-cash items, unusual items and other adjustments permitted in calculating covenant compliance (if and when applicable) under the Credit Facility.

16100 S. Lathrop Ave.
Harvey, IL 60426
A
WEB / atkore.com atkore
INTERNATIONAL
Conclusion
Based on the reasons discussed throughout this letter, management does not believe Liberty is significant, either at the date of the acquisition or on an ongoing basis. Management believes that the other metrics, as described above, further demonstrate that the results of Liberty are insignificant. Further, management believes that historical financial statements of Liberty would not be meaningful to an investor, and that the preparation of audited financial statements would result in significant cost and burden to the Company. Accordingly, we respectfully request that the SEC waive the requirement for the filing of financial statements under Rule 3-05 for Liberty.
If you have any questions, please do not hesitate to contact the undersigned at 708-225-2085. Thank you for your consideration.
Very truly yours,
James A. Mallak Chief Financial Officer

A
16100 S. Lathrop Ave.
Harvey, IL 60426
WEB / atkore.com atkore
INTERNATIONAL
Schedule A
Business
Acquired:     Heritage
Date Acquired:     September 18,2013
$ in millions
Asset Test:
Heritage Total Assets as of December 31, 2012    $50.9
Total Atkore Assets as of September 30, 2012    $1,329
%    3.8%
Investment
Test:
US GAAP Purchase Price:    $98.7
Total Atkore Assets as of September 30, 2012    $1,329
%    7.4%
Income Test
Heritage income before taxes for the year ended
December 31, 2012    $6.9
Atkore (loss) before taxes for the year ended
September 30, 2012    $(12)
%    57.1%
    kaf-tech UNISTRUT

16100 S. Lathrop Ave.
Harvey, IL 60426

A
atkore
    WEB / atkore.com
INTERNATIONAL
Schedule B
Business
Acquired:     Liberty
Date Acquired:     September 18, 2013
$ in millions
Asset Test:
Liberty Total Assets as of December 31, 2012 $4.9
Total Atkore Assets as of September 30, 2012 $1,329
%    0.4%
Investment
Test:
US GAAP Purchase Price:    $3.5
Total Atkore Assets as of September 30, 2012    $1,329
%    0.3%
Income Test
Liberty income before taxes for the year ended
December 31, 2012    $0.013
Atkore (loss) before taxes for the year ended
September 30, 2012    $(12)
%    0.1%

atkore INTERNATIONAL

16100 S. Lathrop Ave.
Harvey, IL 60426

WEB / atkore.com

Schedule C

Business Acquired:			**Combined – Liberty and Heritage**
Date Acquired:			**September 18, 2013**
$ in millions			
Asset Test:			
	Combined Liberty and Heritage Total Assets as of December 31, 2012	$	55.8
	Total Atkore Assets as of September 30, 2012	$	1,329
	%		4.2%
Investment Test:			
	US GAAP Purchase Price:	$	102.2
	Total Atkore Assets as of September 30, 2012	$	1,329
	%		7.7%
Income Test			
	Combined Liberty and Heritage income before taxes for the year ended December 31, 2012	$	6.913
	Atkore (loss) before taxes for the year ended September 30, 2012	$	(12)
	%		57.2%

allied Columbia-MBF AFC KAF-TECH POWER-STRUT UNISTRUT cope ACROBA UNISTRUT

16100 S. Lathrop Ave.
Harvey, IL 60426
WEB / atkore.com

atkore
INTERNATIONAL
Schedule D
Atkore 2012 Full Year
($ in millions)    Atkore Liberty Liberty as % of Atkore
Adjusted EBITDA    $ 119 $ 0.1 0.1%
No. of Employees    3,100 40 1.3%
Square Footage    5,000,000 87,000 1.7%
($ in millions)    Heritage Liberty Liberty as % of aggregated Heritage and Liberty
Total assets as of December 31,2012    $ 50.9 $ 4.9 8.8%
US GAAP Purchase Price    $ 98.7 $ 3.5 9.6%
Acquired Company income before taxes for the year ended December 31, 2012    $ 6.9 $ 0.013 0.2%

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10/17/2013 10:43 FAX 2027729210
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549
UNITED STATES SECURITIES AND EXCHANGE COMMISSION100 F Street, N.E. Washington, D.C. 20549UNITED STATES SECURITIES AND EXCHANGE COMMISSION100 F Street, N.E. Washington, D.C. 20549FACSIMILE TRANSMITTAL
October 17, 2013
PLEASE DELIVER THE FOLLOWING PAGES TO:
Name:    Mr. James A. Mallak
Organization: Atkore International Holdings, Inc.
Telecopier Number: 708-339-9718 Total Number of Pages, Including Cover Sheet: 3
FROM:    Mark Shannon, Associate Chief Accountant
Division of Corporation Finance
Telephone Number: (202) 551-3299 Telecopier Number: (202)772-9213
If you do not receive all pages, please telephone the above number for assistance.
NOTE:    THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS
INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

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10/17/2013 10:43 FAX 2027729210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
[GRAPHIC APPEARS HERE]October 17, 2013
Mr. James A. Mallak
Chief Financial Officer
Atkore International Holdings, Inc.
16100 S. Lathrop Avenue Harvey, IL 60426
Re: Atkore International, Inc. (the “Company”)
File No. 333-174689
Dear Mr. Mallak:
In your letter dated October 10, 2013, you indicate that on September 13, 2013, the Company entered into two separate purchase agreements to acquire certain businesses. Under the first purchase agreement, the Company acquired the businesses of Heritage Plastics, Inc., Heritage Plastics Central, Inc. and Heritage Plastics West, Inc., each of which were determined to be under common ownership (collectively, “Heritage”). The Company also acquired the business of Liberty Plastics, LLC (“Liberty”). Your letter indicates that Heritage would be significant to the Company on a stand-alone basis at the greater than 50% level based on the income test described in Rule l-02(w) of Regulation S-X (“Rule 1-02”). You also note Liberty would not be significant to the Company on a stand-alone basis to the Company as the asset, investment, and income tests under Rule 1-02 for Liberty indicate significance to the Company of approximately 0.4%, 0.3%, and 0.1%, respectively. However, your letter goes on to note tha: Heritage and Liberty are related businesses under Rule 3-05 of Regulation S-X (“Rule 3-05”) because they had common management immediately before their acquisition by the Company (note that on October 16, 2013, representatives of the Company clarified that the acquisitions of Heritage and Liberty were not contingent or otherwise predicated upon each other). Therefore, for purposes of performing the significance tests, Heritage and Liberty should be aggregated, which results in a requirement under Rule 3-05 to provide three years of audited financials for Heritage and Liberty in the Company’s amended Form 8-K filing(s).
Your letter indicates you intend to file the financial statements required under Rule 3-05 for Heritage in an amended Form 8-K filing, and you request that the staff waive the requirements of Rule 3-05 in relation to Liberty because you do not believe Liberty’s audited financial statements would be material for investors and other users of the Company’s financial statements for the reasons noted in your letter. Representatives of the Company also clarified v a teleconference on October 16, 2013 that you would expect Liberty to be similarly insignificant on a stand-alone basis to the Company to fiscal 2013.
Based on the information you have provided, we will not object to your request for a waiver of the requirements of Rule 3-05 for the Company’s acquisition of Liberty. The staff’s conclusion is based solely on the information included in your letter and provided via

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10/17/2013 10:44 FAX 2027729210
Mr. James A. Mallak October 17, 2013 Page 2
teleconference on October 16, 2013. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551 - 3299.
Sincerely,
Mark C. Shannon Associate Chief Accountant